BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

07028080

November 6, 2007

NOV 2 4 2007

PROCESSED
NOV 2 0 2007
THOMSON
FINANCIAL

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: PACIFIC TOPAZ RESOURCES LTD. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1285

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that was filed, published or distributed to security holders since August 17, 2007:

A. Copy of Application to Correct the Corporate Register dated September 20, 2007 filed with the Registrar of Companies.

B. Copy of amended Yukon Annual Return as at August 25, 2006 filed with the Yukon Registrar of Corporations.

C. Copy of Yukon Annual Return as at August 25, 2007 filed with the Yukon Registrar of Corporations.

D. Unaudited Financial Statements and accompanying MD&A

- copy of unaudited financial statements for the period ended August 31, 2007 with relevant MD&A.

E. Copies of Forms 52-109F2 (Certification of Interim Filings) filed with the British Columbia and Alberta Securities Commissions.

dlw 11/19

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

#82-1285

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.fin.gov.bc.ca/registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

Telephone: 250 356-8626

APPLICATION TO CORRECT THE CORPORATE REGISTER

FORM 47

INSTRUCTIONS:

Please type or print clearly in block letters and ensure that the form is signed and dated in ink.

The Application to Correct the Corporate Register form is to be used to correct some types of information in a record that was filed with the registrar.

Future Effective Dates: If a record has a future effective date and an error is found before the specified date and time of the filing, the record must be withdrawn, corrected and re-filed. Please visit our Web site at www.fin.gov.bc.ca/registries or phone 250 356-8626 for information on how to file these notices.

Item B Enter the name exactly as shown on the Certificate of Incorporation, Registration, Amalgamation, Continuation, or Change of Name.

Item C Indicate the record to be amended and the date and time that record was filed. Enter the reason for the amendment including what the record stated at the time of filing. For example: Notice of Change of Directors, filed November 23, 2004, Director's name spelled incorrectly - John Smith should have read John Smythe.

Item D If the applicant is a corporation or firm, enter the full name of the corporation or firm.

Item E The applicant must be an authorized signing authority for the company. If the applicant is a corporation or firm, this form must be signed by an authorized signing authority for that corporation or firm.

Filing Fee: $20.00 Submit this form with a cheque or money order made payable to the Minister of Finance, or provide the registry with authorization to debit the fee from your BC OnLine Deposit Account. Please pay in Canadian dollars or in the equivalent amount of US funds.

Freedom of Information and Protection of Privacy Act (FIPPA): The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

A INCORPORATION/REGISTRATION NUMBER OF CORPORATION

BC0260471

B NAME OF CORPORATION

PACIFIC TOPAZ RESOURCES LTD.

C RECORD TO BE AMENDED

Name of Record to be Amended: ANNUAL REPORT 2007

Filed Date: (YYYY / MM / DD) 2007/03/21 and Time 3:25 ☐ a.m. or ☑ p.m. Pacific Time

Reason for Amendment:

ANNUAL REPORT 2007, FILED MARCH 3, 2007, OFFICER INFORMATION FILED WAS INCORRECT
JAMES BOYCE SHOULD BE REPLACED WITH JOHN RIZZUTI
ADDRESS: 4019 HOLLYRIDGE PLACE, VICTORIA, BC V8N 5Z8

D FULL NAME OF APPLICANT

LAST NAME	FIRST NAME	MIDDLE NAME
ROLAND	RAYMOND	W.

CORPORATION OR FIRM NAME

PACIFIC TOPAZ RESOURCES LTD.

E CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF APPLICANT	SIGNATURE OF APPLICANT	DATE SIGNED (YYYY / MM / DD)
RAYMOND W. ROLAND	X Roland	2007/09/20

FORM 47/WEB Rev. 2004 / 7 / 6

#82-1285

Yukon
Community Services
Services aux collectivités

AMENDED

ANNUAL RETURN
BUSINESS CORPORATIONS ACT (SECTION 267 AND 293) FORM 1-04
DÉCLARATION ANNUELLE
LOI SUR LES SOCIÉTÉS PAR ACTIONS DU YUKON (ARTICLES 267 ET 293) FORMULAIRE 1-04

1. CORPORATION NAME / *DÉNOMINATION SOCIALE* :
PACIFIC TOPAZ RESOURCES LTD.

2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT* :
26288

3. PHYSICAL REGISTERED OFFICE ADDRESS / *ADRESSE GÉOGRAPHIQUE DU BUREAU ENREGISTRÉ* :
501-905 WEST PENDER STREE, VANCOUVER, BC V6C 1L6

4. MAILING ADDRESS / *ADRESSE POSTALE* :
625 8TH AVENUE, BOX 749, DAWSON CITY, YT Y0B 1G0

5. FOR THE YEAR ENDING / *POUR L'ANNÉE*
2006
(year) (annee)

6. DATE OF / *DATE*

YY / AA	MM / MM	DD / JJ
87	08	25

☐ INCORPORATION / *DE LA CONSTITUTION*
☑ REGISTRATION / *DE L'ENREGISTREMENT*
☐ AMALGAMATION / *DE LA FUSION*
☐ CONTINUATION / *DE LA PROROGATION*

7. DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES*

NAME / *NOM* :	ADDRESS / *ADRESSE* :
ROLAND, RAYMOND	305-1132 HARO STREET, VANCOUVER, BC V6E 1C9
RIDD, IRVIN	1020-1500 WEST GEORGIA STREET, VANCOUVER, BC V6G 2Z6
BOYCE, JAMES	1376 ARBORLYNN DRIVE, NORTH VANCOUVER, BC V7J 2V3
RIZZZUTI, JOHN	501-905 WEST PENDER STREET, VANCOUVER, BC V6C 1L6

8. OFFICERS (example: President, Secretary, etc.) / *DIRIGEANTS/DIRIGEANTES (p. ex., président/présidente, secrétaire, etc.)*

NAME / *NOM* :	OFFICE HELD / *CHARGE* :
ROLAND, RAYMOND	PRESIDENT/CEO/CFO
RIZZUTI, JOHN	SECRETARY

All filing required by the Yukon *Business Corporations Act* have been made relating to any change in:
1. Directors Form 1-03
2. Registered office address Form 1-02, 11-04
3. Attorney(s) Address(es) 11-03
4. Articles, statements

La société a déposé tous les documents exigés en vertu de la* Loi sur les sociétés par actions *concernant un changement survenu à l'égard de l'un ou l'autre des éléments suivants :
1. *Administrateurs/administratrices — Formulaire 1-03*
2. *Adresse du bureau enregistré — Formulaires 1-02 ou 11-04*
3. *Adresse du ou des fondés de pouvoir — Formulaire 11-03*
4. *Statuts, déclarations*

9. DATE / *DATE*	SIGNATURE / *SIGNATURE*	TITLE / *TITRE*
09/20/07	Roland	PRESIDENT

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact the Manager, Corporate Affairs at (867) 667-5225, toll free within Yukon 1-800-661-0408.

Les renseignements personnels contenus dans ce document sont recueillis en vertu de la Loi sur les sociétés par actions et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer avec le directeur, Entreprises, associations et coopératives, au (867) 667-5225, ou sans frais au Yukon au 1-800-661-0408.

YG(3038Q)F2 Rev. 10/2002

#82-1285

Yukon
Community Services
Services aux collectivités

ANNUAL RETURN
BUSINESS CORPORATIONS ACT (SECTION 267 AND 293) FORM 1-04

DÉCLARATION ANNUELLE
LOI SUR LES SOCIÉTÉS PAR ACTIONS DU YUKON (ARTICLES 267 ET 293) FORMULAIRE 1-04

1. CORPORATION NAME / *DÉNOMINATION SOCIALE* :
PACIFIC TOPAZ RESOURCES LTD.

2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT* :
26288

3. PHYSICAL REGISTERED OFFICE ADDRESS / *ADRESSE GÉOGRAPHIQUE DU BUREAU ENREGISTRÉ* :
501-905 WEST PENDER STREET, VANCOUVER, BC V6C 1L6

4. MAILING ADDRESS / *ADRESSE POSTALE* :
625 8TH AVENUE, BOX 749, DAWSON CITY, YT Y0B 1G0

5. FOR THE YEAR ENDING / *POUR L'ANNÉE*
2007
(year) / *(année)*

6. DATE OF / *DATE*

YY / AA	MM / MM	DD / JJ
87	08	25

☐ INCORPORATION / *DE LA CONSTITUTION* ☑ REGISTRATION / *DE L'ENREGISTREMENT* ☐ AMALGAMATION / *DE LA FUSION* ☐ CONTINUATION / *DE LA PROROGATION*

7. DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES*

NAME / *NOM* :	ADDRESS / *ADRESSE* :
ROLAND, RAYMOND	305-1132 HARO STREET, VANCOUVER, BC V6E 1C9
RIDD, IRVIN	SUITE 204-1868 MARINE DRIVE, WEST VANCOUVER, BC V7V 1J6
BOYCE, JAMES	1376 ARBORLYNN DRIVE, NORTH VANCOUVER, BC V7J 2V3
RIZZZUTI, JOHN	501-905 WEST PENDER STREET, VANCOUVER, BC V6C 1L6

8. OFFICERS (example: President, Secretary, etc.) / *DIRIGEANTS/DIRIGEANTES (p. ex., président/présidente, secrétaire, etc.)*

NAME / *NOM* :	OFFICE HELD / *CHARGE* :
ROLAND, RAYMOND	PRESIDENT/CEO/CFO
JOHN RIZZUTI	SECRETARY

All filing required by the Yukon *Business Corporations Act* have been made relating to any change in:

1. Directors Form 1-03
2. Registered office address Form 1-02, 11-04
3. Attorney(s) Address(es) 11-03
4. Articles, statements

La société a déposé tous les documents exigés en vertu de la* Loi sur les sociétés par actions *concernant un changement survenu à l'égard de l'un ou l'autre des éléments suivants :

1. *Administrateurs/administratrices — Formulaire 1-03*
2. *Adresse du bureau enregistré — Formulaires 1-02 ou 11-04*
3. *Adresse du ou des fondés de pouvoir — Formulaire 11-03*
4. *Statuts, déclarations*

9. DATE / *DATE*	SIGNATURE / *SIGNATURE*	TITLE / *TITRE*
09/20/07	Roland	PRESIDENT

YG(3038Q)F2 Rev. 10/2002

#82-1285

PACIFIC TOPAZ RESOURCES LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

August 31, 2007

PACIFIC TOPAZ RESOURCES LTD.

August 31, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

PACIFIC TOPAZ RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

	(Unaudited) 31-Aug-07	(Audited) 30-Nov-06
ASSETS		
Current		
Cash and cash equivalents	$ 101,088	$ 22
GST receivable	27,240	19,818
Prepaid expenses	-	317
	128,328	20,157
Capital assets – Note 3	1,061	1,254
Resource properties – Note 4	329,789	329,789
	$ 459,178	$ 351,200
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 385,692	$ 388,245
Due to related parties – Note 6	92,189	113,920
	477,881	502,165
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 5	5,287,890	4,843,187
Contributed surplus – Note 5	457,142	576,845
Deficit	(5,763,735)	(5,570,997)
	(18,703)	(150,965)
	$ 459,178	$ 351,200

Nature and Continuance of Operations – Note 1

Commitments – Notes 4 and 5

APPROVED BY THE DIRECTORS:

"Raymond Roland" , Director

"James Boyce" , Director

PACIFIC TOPAZ RESOURCES LTD.

CONSOLIDATED INTERIM STATEMENTS OF LOSS AND DEFICIT

For the three and nine months ended August 31, 2007 and 2006

(Unaudited)

	Three months ended		Nine months ended	
	31-Aug-07	31-Aug-06	31-Aug-07	31-Aug-06
Administrative expenses				
Amortization	$ 64	$ 81	$ 193	$ 243
Automobile expenses	135	-	405	7,289
Bank charges and interest	10,362	843	28,300	3,425
Consulting fees	7,500	7,500	22,500	22,500
Filing fees	175	515	12,715	9,773
Management fees	7,500	7,500	22,500	22,500
Office and miscellaneous	5,762	9,588	9,556	12,970
Professional fees	8,434	5,937	53,762	17,707
Rent	9,000	9,000	27,000	27,000
Stock based compensation	-	-	-	201,200
Transfer agent fees	767	767	3,873	2,940
Travel and promotion	942	3,683	11,934	10,972
Loss before other items	50,641	45,414	192,738	338,519
Prior year adjustment	-	(200)	-	11,682
Net loss for the period	50,641	45,214	192,738	350,201
Deficit, beginning of the period	5,713,094	5,164,903	5,570,997	4,859,916
Deficit, end of the period	$5,763,735	$ 5,210,117	$5,763,735	$ 5,210,117
Basic and diluted loss per share	$ 0.001	$ 0.001	$ 0.005	$ 0.009
Weighted average number of shares outstanding	39,302,841	36,052,841	37,558,315	36,052,841

PACIFIC TOPAZ RESOURCES LTD.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the three and nine months ended August 31, 2007 and 2006

(Unaudited)

	Three months ended		Nine months ended	
	31-Aug-07	31-Aug-06	31-Aug-07	31-Aug-06
Operating Activities				
Net loss for the period	$ (50,641)	$ (45,214)	$ (192,738)	$ (350,201)
Add items not affecting cash:				
Amortization	64	81	193	243
Stock based compensation	-	-	-	201,200
	(50,577)	(45,133)	(192,545)	(148,758)
Changes in non-cash working capital items related to operations:				
GST and other receivables	(2,382)	(2,828)	(7,422)	(7,353)
Prepaid expenses	-	-	317	(1,388)
Accounts payable	(89,187)	41,988	(2,553)	130,569
Due to related parties	(39,452)	5,961	(21,731)	56,955
	(181,598)	(12)	(223,934)	30,025
Investing Activities				
Increase in resource property	-	-	-	(30,000)
	-	-	-	(30,000)
Financing Activities				
Issuance of common shares for cash	-	(14,124)	325,000	-
Deferred share issue costs	-	14,124	-	-
	-	-	325,000	-
Increase (decrease) in cash during the period	(181,598)	(12)	101,066	25
Cash, beginning of period	282,686	65	22	28
Cash, end of period	$ 101,088	$ 53	$ 101,088	$ 53
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income Taxes	$ -	$ -	$ -	$ -

PACIFIC TOPAZ RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2007 and 2006
(Unaudited)

Note 1 Nature and Continuance of Operations

The Company is a public company incorporated under the Company Act of British Columbia and is in the business of acquiring, exploring and evaluating mineral resource properties or developing these properties further or disposing of them when the evaluation is completed. At August 31, 2007 the Company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. During the year ended November 30, 2004, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. During the year ended November 30, 2005, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

The recoverability of amounts shown for resource properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's November 30, 2006 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual November 30, 2006 financial statements.

As at August 31, 2007, the Company had a working capital deficiency of $349,553 and accumulated losses of $5,763,735 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Note 2 Summary of Significant Accounting Policies – (cont'd)

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary, Ballad Investments Ltd. All inter-company accounts have been eliminated.

b) Equipment and Amortization

Equipment is recorded at cost and amortized over its estimated useful life by the declining balance method using the following annual rates:

Office furniture	20%
Computer equipment	30%

c) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the

Note 2 Summary of Significant Accounting Policies – (cont'd)

computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e) Stock-based Compensation Plan

The Company has a share purchase option plan, which is described in Note 6. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for this plan when shares or share purchase options are issued to employees or directors. Any consideration paid by employees or directors on the exercise of share purchase options or purchase of shares is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after December 1, 2002.

Effective for years beginning on or after January 1, 2004 the pro forma disclosure provisions will no longer be allowed and all stock-based compensation must be accounted for. The Company adopted the new policy commencing December 1, 2004.

f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, amounts receivable, accounts payable, due to related parties and notes payable approximate fair value because of the short-term maturity of those instruments. The carrying value of long-term debt also approximates its fair value. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

g) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 2 Summary of Significant Accounting Policies – (cont'd)

h) Flow-through Shares

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of loss and deficit on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity. There is no effect on the financial statements presented as a result of this change in policy.

i) Deferred Share Issue Costs

The Company defers share issue costs paid relating to private placements that have not been completed. These costs will be charged against share capital upon completion of the private placement or expensed if the private placement does not complete.

Note 3 Capital Assets

	31-Aug-07			31-Aug-06
	Cost	Acc. Amort.	Net	Net
Office furniture	$ 2,052	$ 1,047	$ 1,005	$ 1,570
Computer equipment	1,248	1,192	56	121
	$ 3,300	$ 2,239	$ 1,061	$ 1,691

Note 4 Resource Properties

	Yukon 31-Aug-07	Nugget Queen 31-Aug-07	Total 31-Aug-07
Acquisition Costs	$ -	$ 175,000	$ 175,000
Deferred Exploration Costs			
Balance at beginning of period	30,000	124,789	154,789
Addition:			-
Geological consulting	-	-	-
Lab and assay	-	-	-
Travel	-	-	-
	30,000	124,789	154,789
Advance on exploration expenditures	-	-	-
Balance at end of period	$ 30,000	$ 299,789	$ 329,789

Note 4 Resource Properties – (Cont'd)

	Yukon 31-Aug-06	Nugget Queen 31-Aug-06	Total 31-Aug-06
Acquisition Costs	$ -	$ 175,000	$ 175,000
Deferred Exploration Costs			
Balance at beginning of period	-	124,789	124,789
Addition:	-	-	-
	-	124,789	124,789
Advance on exploration expenditures	30,000	-	30,000
Balance at end of period	$ 30,000	$ 299,789	$ 329,789

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the Company acquired a 100% undivided interest, subject to a 2.5% net smelter return royalty, in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia for the following consideration:

a) Common Shares
Issuance of 100,000 common shares of the Company for a value of $29,000.

b) Cash
Payment of $232,500 to the vendor as follows:

i) $57,500 (paid); and

ii) $175,000 by June 1, 2005 of which $25,000 is payable by the issue of common shares.

c) Work Commitment
Incurring $200,000 in exploration expenditures by May 1, 2006.

The vendor has waived the requirement to incur $200,000 on exploration expenditures in respect of these claims by May 1, 2006, but has not released the Company from this obligation.

Yukon Property

During the year ended November 30, 2006, the Company has advanced $30,000 with respect to an exploration advance relating to Yukon placer mining claims.

Other Properties

On September 22, the Company announced that it was negotiating to acquire interests in 5 concession applications for uranium exploration located in the Czech Republic.

On February 22, 2006, the Company announced that it would not be proceeding with the acquisition of interests in the 5 concession applications for uranium projects located in the Czech Republic.

Note 5 Share Capital

a) Authorized:
No maximum common shares, without par value

b) Issued:

	31-Aug-07		31-Aug-06	
	Shares	Amount	Shares	Amount
Balance, beginning	36,052,841	$ 4,843,187	36,052,841	$ 4,857,311
For cash:				
- exercising of warrants	250,000	25,000	-	-
- exercising of warrants	3,000,000	300,000	-	-
Reclassification of stock based compensation charges	-	119,703		
Balance, ending	39,302,841	$ 5,287,890	36,052,841	$ 4,857,311

On May 11, 2007, the Company increased its authorized capital to an unlimited number of shares.

At August 31, 2007, 87,499 (2006: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

c) Share Purchase Warrants
At August 31, 2007, nil share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held as follows:

Warrants	Exercise Price	Expiry Date
Nil	N/A	N/A

On January 22, 2007, the Company issued 250,000 common shares at $0.10 per share for proceeds of $25,000 pursuant to the exercise of share purchase warrants.

On May 5, 2007, the Company issued 3,000,000 common shares at $0.10 per share for proceeds of $300,000 pursuant to the exercise of share purchase warrants.

On May 5, 2007, 25,321,428 outstanding warrants exercisable at $0.10 expired.

Note 5 Share Capital – Cont'd

d) Stock Option Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of August 31, 2007 and August 31, 2006 and changes during the periods then ended is presented below:

	31-Aug-07			31-Aug-06		
	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
Outstanding, beginning	3,605,284	$	0.19	748,141	$	0.25
Granted	-		-	2,857,143		0.18
Expired	(748,141)		0.25	-		-
Outstanding, ending	2,857,143	$	0.18	3,605,284	$	0.19

At August 31, 2007, 2,857,143 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Options		Exercise Price	Expiry Date
2,857,143	$	0.18	7-Mar-08

On March 2, 2007, 748,141 share purchase options with an exercise price of $0.25 expired

As disclosed in Note 2(e), effective December 1, 2004, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the period ended November 30, 2006, the Company recorded a non-cash compensation charge of $457,142 (2005: $119,703) upon the issuance of 2,857,143 (2005: 748,141) stock options. The weighted average fair value of the options was $0.16 (2005: $0.16) per share.

Note 5 Share Capital – Cont'd

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2006
Risk-free interest rate	3.98%
Dividend yield	-
Expected stock price volatility	117.00%
Weighted average expected stock option life	2 years

Note 6 Related Party Transactions

During the nine months ended August 31, 2007, a company controlled by the President of the Company was accrued or paid $22,500 for consulting services. This amount was recorded at the exchange amount which is the amount agreed to by the transacting parties.

Due to related parties of $92,189 (2006: $76,694) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

OCTOBER 25, 2007

For the nine months ended August 31, 2007, Pacific Topaz Resources Ltd. ("the Company") has prepared this management discussion following the requirements of National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines detailed and comprehensive requirements for Management Discussion and Analysis. This Management Discussion and Analysis of the results of operations as of October 25, 2007 provides information on the operations of the Company for nine months ended August 31, 2007 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended November 30, 2006 and 2005.

OVERVIEW

Pacific Topaz Resources Ltd. (T:PPZ – TSX Venture Exchange) is a TSX Venture Exchange company with a mineral exploration business. During the year ended November 30, 2003, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. During the period ended August 31, 2005, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

Pacific Topaz is exploring for gold and silver on its Nugget Queen Gold/Silver claims located in British Columbia, Canada. All of the company's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Company relies on the sale of its securities either by way of private placement or brokered financing to fund its property acquisitions and exploration programs.

The Company is actively reviewing the acquisition of interests in a number of resource properties.

<u>**Mineral Properties**</u>

	Yukon 31-Aug-07	Nugget Queen 31-Aug-07	Total 31-Aug-07
Acquisition Costs	$ -	$ 175,000	$ 175,000
Deferred Exploration Costs			
Balance at beginning of period	30,000	124,789	154,789
Addition:			-
Geological consulting	-	-	-
Lab and assay	-	-	-
Travel	-	-	-
	30,000	124,789	154,789
Advance on exploration expenditures	-	-	-
Balance at end of period	$ 30,000	$ 299,789	$ 329,789

<u>Mineral Properties</u> – Cont'd

	Yukon 31-Aug-06	Nugget Queen 31-Aug-06	Total 31-Aug-06
Acquisition Costs	$ -	$ 175,000	$ 175,000
Deferred Exploration Costs			
Balance at beginning of period	-	124,789	124,789
Addition:	-	-	-
	-	124,789	124,789
Advance on exploration expenditures	30,000	-	30,000
Balance at end of period	$ 30,000	$ 299,789	$ 329,789

<u>Nugget Queen Gold/Silver Property, British Columbia, Canada.</u>

The Company acquired a 100% interest in the Nugget Queen Gold/Silver Property. The Nugget Queen Gold/Silver Property is located along the western coast of the British Columbia mainland approximately 35 kilometers northeast of Port Hardy and 5 kilometers south of Seymour Inlet and consists of 2 claims totaling 24 units. The area of south-western BC, where the Nugget Queen property is located, represents an exploration target for a polymetallic vein, shear, breccia, stockwork, carbonate replacement, porphyry and volcanogenic massive sulphide related mineral occurrences or deposits. The property hosts polymetallic, mesothermal, vein style mineralization with numerous workings on several of the eight quartz veins previously identified on the property. Most notable are veins numbered 2, 3, 4, 5, 6 and 8 which contain gold and silver mineralization. Historically, vein 6 reportedly produced over 600 tons of gold, silver, copper, lead and zinc ore in the 1940s.

During the year ended November 30, 2004 the Company completed its summer exploration program on its Nugget Queen Gold/Silver Property. The exploration program was conducted under the direction of Dr. Bohumil Molak, P.Geo., the Qualified Person on the property. The program consisted of geological mapping, rock and soil geochemistry sampling, and VLF-EM surveys. The rock samples included 16 grab, chip and chip – channel samples from various outcropping veins and dumps, 106 soil samples from a geochemical grid covering an area of 200 by 180 meters. A coincident geophysical survey was also conducted over the area.

Highlights from a rock sampling program are as follows:

Sample Number	Sample Type (width metres)	Vein Number	Gold grams per ton	Silver Grams per ton
01518	Grab	6	16.10	312.0
01520	Chip	8	12.15	70.8
01524	Grab	4	4.68	33.8
01527	Chip	2	1.63	0.5
01530	Chip/chan (0.9)	2	5.52	3.0

Mineral Properties – Cont'd

Structural studies have identified two primary vein systems on the property. The first system, composed of veins 2, 3 and 4, trends roughly east – west, with the veins winding in nearly equidistant undulations, one striking 75 ° and the other 110 °. The second system trends southeast-northwest and includes veins 5 and 6. Both systems dip steeply to the north. The metasedimentary and metavolcanic host rocks dip uniformly northeast and appear to represent tectonic scales that formed as a result of oblique collision and shearing deformation with a dextral strain component.

Sulphide mineralization containing gold and silver values tends to form blebs, clusters, disseminations and/or fracture fillings within quartz veins and in surrounding, heavily silicified, graphite-bearing and locally brecciated host rocks. The veins range in thickness from 0.3 to 1.5 meters. Notable grab samples from veins 2, 3, 4, 5, 6 and 8 returned as much as 16.1 grams per ton (g/t) gold and 312 grams per ton (g/t) silver. One discontinuous channel sample from vein 2 returned 5.52 g/t gold and 3 g/t silver over 0.9 meter. The assays of the 16 collected rock samples averaged 2.65 g/t gold and 30.48 g/t silver.

The geochemical and geophysical surveys have defined several areas of coincident geochemical and geophysical anomalies occurring intermittently along western extensions of the known mineralization and covering an area of more than 200 meters along strike. The geochemical and geophysical data was integrated into mono-elemental maps illustrating gold, silver, copper, lead, zinc and arsenic anomalies together with older geochemical data, known mineralized veins and newly identified VLF-EM conductors to allow for a complex data re- interpretation.

The interpretation of this data suggests extension of the first system, including veins 2, 3, 4 and 5, to the west for an estimated extension in excess of 200 metres. Of particular interest are the extensions of veins 2 and 8 where data suggest the veins extend both to the east and west. The Company is encouraged by the work completed on the property and the confirmation of mineralization within the notable vein systems and their possible extensions. Ongoing logging on the property area has greatly increased property access and exposure for future exploration.

Exploration programs conducted by both the Company and previous operators have resulted in over approximately $428,687 in exploration expenditures, including drilling, from 1995 to date. The Nugget Queen Gold/Silver Property is in a favourable geological environment for quartz vein hosted gold deposits.

The Company acquired a 100% interest, subject to a 2.5% net smelter return royalty, in the Nugget Queen Gold/Silver Claims pursuant to a property purchase agreement. Consideration for the property consisted of the issuance of 100,000 common shares of the Company, payment of $232,500 and incurring exploration expenditures of $200,000 by May 1, 2006. The vendor has waived the requirement to incur $200,000 on exploration expenditures in respect of these claims by May 1, 2006, but has not released the Company from this obligation. The Company is currently preparing to conduct further exploration on the property.

Mineral Properties – Cont'd

Yukon Property
During the year ended November 30, 2006, the Company has advanced $30,000 with respect to an exploration advance relating to Yukon placer mining claims.

Other Properties
The Company was negotiating to acquire interests in 5 concession applications for uranium exploration located in the Czech Republic. The applications have been selected based on historical government exploration and development within the Czech Republic and their strategic location within areas containing notable uranium mineralization. The applications are pending and have not, as yet, been granted.

On February 22, 2006, the Company announced that further to its news release dated September 22, 2005, it would not be proceeding with the acquisition of interests in the 5 concession applications for uranium projects located in the Czech Republic.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the nine months ended August 31, 2007 and 2006, and the last three fiscal years ended November 30, 2006, 2005 and 2004:

	Nine Months Ended 31-Aug-07	Nine Months Ended 31-Aug-06	Year Ended 30-Nov-06	Year Ended 30-Nov-05	Year Ended 30-Nov-04
	Unaudited	Unaudited	Audited	Audited	Audited
	$	$	$	$	$
Revenue	-	-	-	-	-
Net income (loss)	(192,738)	(350,201)	(711,081)	(447,729)	(361,814)
Basic and diluted earning (loss) per share	(0.01)	(0.01)	(0.02)	(0.01)	(0.05)
Total assets	459,178	344,135	351,200	305,612	226,582

For the nine months ended August 31, 2007, the net loss was $192,738 or $0.008 per share compared to the net loss of $350,201 or $0.009 per share (44.96% decrease) for the comparable period in 2006. The decrease of $157,463 in net loss was primarily due to a decrease of $6,884 in automobile expenses, $3,414 in office and miscellaneous, $201,200 in stock based compensation, and $11,682 in prior year adjustment, which was offset by an increase of $24,875 in bank charges and interest, $2,942 in filing fees, and $36,055 in professional fees.

For the year ended November 30, 2006, the net loss was $711,081 or $0.02 per share compared to the net loss of $447,729 or $0.01 per share (58.82% increase) for the comparable period in 2005. The increase of $263,352 in net loss was primarily due to an increase of $7,371 in automobile expenses, $4,000 in management fees, $28,100 in professional fees, $337,439 in stock based compensation, and $16,010 in travel and promotion, which was offset by a decrease of $102,311 in bank charges and interest, $7,978 in filing fees, and $19,150 in property investigation costs.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

SELECTED FINANCIAL INFORMATION – Cont'd

For the year ended November 30, 2005, the net loss was $447,729 or $0.01 per share compared to the net loss of $361,814 or $0.05 per share (23.75% increase) for the comparable period in 2004. The increase in the net loss was primarily due to the increase of $119,703 (2004: $nil) in stock based compensation expense representing fair value of 748,141 share purchase options granted during the period ended May 31, 2005. Also, it is due to an increased of $25,000 in consulting fees, $19,914 in interest charges, and $4,947 in filing fees which were offset by the decrease of $68,443 in professional fees, $8,706 in travel and promotion, and $6,716 in office and miscellaneous.

RESULTS OF OPERATIONS

Current Quarter

For the quarter ended August 31, 2007, the net loss was $50,641 or $0.001 per share compared to the net loss of $45,214 or $0.001 per share (12.00% increase) for the comparable period in 2006. The increase of $5,427 in net loss was primarily due to an increase of $9,519 in bank charges and interest, and $2,497 in professional fees, which was offset by a decrease of $3,826 in office and miscellaneous, and $2,741 in travel and promotion.

During the quarter ended August 31, 2007, the Company incurred automobile expenses of $135 (2006: $nil), bank charges and interest of $10,362 (2006: $843), consulting fees of $7,500 (2006: $7,500), filing fees of $175 (2006: $515), management fees of $7,500 (2006: $7,500), office and miscellaneous of $5,762 (2006: $9,588), professional fees of $8,434 (2006: $5,937), rent of $9,000 (2006: $9,000), transfer agent fees of $767 (2006: $767), travel and promotion of $942 (2006: $3,683), and recorded amortization of $64 (2006: $81), and prior year adjustment of $nil (2006: -$200).

Year-to-Date

For the nine months ended August 31, 2007, the net loss was $192,738 or $0.005 per share compared to the net loss of $350,201 or $0.009 per share (44.96% decrease) for the comparable period in 2006. The decrease of $157,463 in net loss was primarily due to a decrease of $6,884 in automobile expenses, $3,414 in office and miscellaneous, $201,200 in stock based compensation, and $11,682 in prior year adjustment, which was offset by an increase of $24,875 in bank charges and interest, $2,942 in filing fees, and $36,055 in professional fees.

During the nine months ended August 31, 2007, the Company incurred automobile expenses of $405 (2006: $7,289), bank charges and interest of $28,300 (2006: $3,425), consulting fees of $22,500 (2006: $22,500), filing fees of $12,715 (2006: $9,773), management fees of $22,500 (2006: $22,500), office and miscellaneous of $9,556 (2006: $12,970), professional fees of $53,762 (2006: $17,707), rent of $27,000 (2006: $27,000), transfer agent fees of $3,873 (2006: $2,940), travel and promotion of $11,934 (2006: $10,972), and recorded amortization of $193 (2006: $243), stock based compensation of $nil (2006: $201,200) and prior year adjustment of $nil (2006: $11,682).

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

LIQUIDITY AND CAPITAL RESOURCES

At August 31, 2007, the Company had working capital deficiency of $349,553 compared to $377,152 as at August 31, 2006. At the same time, the Company held cash on hand of $101,088 (2006: $53) and liabilities totalled $477,881 (2006: $390,162). The Company does not have any off-balance sheet arrangements.

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

SHARE CAPITAL

(a) Authorized:

No maximum common shares, without par value

(b) Issued:

	31-Aug-07		31-Aug-06	
	Shares	Amount	Shares	Amount
Balance, beginning	36,052,841	$ 4,843,187	36,052,841	$ 4,857,311
For cash:				
- exercising of warrants	250,000	25,000	-	-
- exercising of warrants	3,000,000	300,000	-	-
Reclassification of stock based compensation charges	-	119,703		
Balance, ending	39,302,841	$ 5,287,890	36,052,841	$ 4,857,311

On May 11, 2007, the Company increased its authorized capital to an unlimited number of shares.

At August 31, 2007, 87,499 (2006: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

SHARE CAPITAL – Cont'd

(c) Share Purchase Warrants:
At August 31, 2007, nil share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held as follows:

Number of Warrants	Exercise Price	Expiry Date
Nil	N/A	N/A

On January 22, 2007, the Company issued 250,000 common shares at $0.10 per share for proceeds of $25,000 pursuant to the exercise of share purchase warrants.

On May 5, 2007, the Company issued 3,000,000 common shares at $0.10 per share for proceeds of $300,000 pursuant to the exercise of share purchase warrants.

On May 5, 2007, 25,321,428 outstanding warrants exercisable at $0.10 expired.

(d) Stock Option Plan:
The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of August 31, 2007 and 2006 and changes during the periods then ended is presented below:

	31-Aug-07		31-Aug-06	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning	3,605,284	$ 0.19	748,141	$ 0.25
Granted	-	-	2,857,143	0.18
Expired	(748,141)	0.25	-	-
Outstanding, ending	2,857,143	$ 0.18	3,605,284	$ 0.19

SHARE CAPITAL – Cont'd

At August 31, 2007, 2,857,143 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
2,857,143	$0.18	March 7, 2008

On March 2, 2007, 748,141 share purchase options with an exercise price of $0.25 expired unexercised.

As disclosed in Note 2(e), effective December 1, 2004, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the period ended November 30, 2006, the Company recorded a non-cash compensation charge of $457,142 (2005: $119,703) upon the issuance of 2,857,143 (2005: 748,141) stock options. The weighted average fair value of the options was $0.16 (2005: $0.16) per share.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2006
Risk-free interest rate	3.98%
Dividend yield	Nil
Expected stock price volatility	117%
Weighted average expected stock option life	2 years

RELATED PARTY TRANSACTIONS

During the nine months ended August 31, 2007, a company controlled by the President of the Company was accrued or paid $22,500 for consulting services. This amount was recorded at the exchange amount which is the amount agreed to by the transacting parties.

Due to related parties of $92,189 (2006: $76,694) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

RISKS AND UNCERTAINTIES

Pacific Topaz plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

#82-1285

PACIFIC TOPAZ RESOURCES LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond W. Roland, President and Chief Executive Officer for **Pacific Topaz Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Pacific Topaz Resources Ltd.** (the "Issuer") for the interim period ending **August 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: October 30, 2007

"Raymond W. Roland"

Raymond W. Roland
President & CEO

#82-1285

PACIFIC TOPAZ RESOURCES LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond W. Roland, Chief Financial Officer for **Pacific Topaz Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Pacific Topaz Resources Ltd.** (the "Issuer") for the interim period ending **August 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: October 30, 2007

"Raymond W. Roland"

Raymond W. Roland
Chief Financial Officer

END